FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 24 July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 24 July 2013, London, U.K.
Results Announcement for the second quarter and Interim Management Report for the half-year 2013

GSK delivers Q2 2013 core EPS growth of 4% on sales growth of 2% (both CER)

Core results*
	Q2 2013			H1 2013
	£m	CER%	£%	£m	CER%	£%
Turnover	6,618	2	2	13,089	-	-
Core operating profit	1,943	-	(2)	3,868	(5)	(4)
Core earnings per share	26.3p	4	1	53.2p	(1)	-

Total results
	Q2 2013			H1 2013
	£m	CER%	£%	£m	CER%	£%
Turnover	6,618	2	2	13,089	-	-
Operating profit	1,438	(13)	(16)	3,018	(20)	(19)
Earnings per share	21.5p	(11)	(14)	41.4p	(21)	(19)

Summary

■	Group turnover growth of +2%:
-
Pharmaceuticals and Vaccines sales +1%: US +5% with strong growth in Respiratory, Oncology & Vaccines, EMAP +2% (negatively impacted by timing of vaccine tender shipments, Pharma +7%), Europe flat and Japan -5% (primarily reflecting generic erosion of Paxil)

	-	Consumer Healthcare +2% (+5% excluding divestments)

■	Continued R&D pipeline delivery:
	-	Three major approvals in the US: Breo Ellipta for COPD, Tafinlar and Mekinist monotherapies for metastatic melanoma
	-	Positive CHMP opinions for Tafinlar for metastatic melanoma and Tyverb in combination with Herceptin (dual blockade)
	-	MEK/BRAF combination use for metastatic melanoma filed in the US

■	Continued delivery of financial efficiencies, cash generation and returns to shareholders:
	-	Net cash inflow from operating activities of £1.7 billion, in line with Q2 2012
	-	Q2 core tax rate 24%; continue to expect full year core tax rate of 24%
	-	Core EPS of 26.3p (+4%)
	-	Q2 dividend: 18p; +6%; total share repurchases for the year expected to be £1-2 billion

■	Further measures to drive strategic focus and improve growth outlook:
	-	Offer received from Aspen Group to acquire two anticoagulant products and the related manufacturing site for approximately £700 million (of which £100 million relates to inventory)
	-	Divestment of Lucozade and Ribena on track; expect to reach agreement by the end of 2013

■	Guidance for 2013:
Continue to expect core EPS growth in 2013 of 3-4%, with turnover growth of around 1% (both CER)

The full results are presented under 'Income Statements' on page 25 and Core results reconciliations are presented on pages 43 to 46.
*   For explanations of the measures 'Core results', 'Adjusted net cash inflow from operating activities' and 'CER', see page 23.

GSK's strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer's review

Five years ago, we set out a strategy to fundamentally re-shape GSK to deliver sustainable sales growth, increase financial returns to shareholders and improve productivity in R&D.

This quarter has seen significant further progress in delivering against this strategy.  We saw particularly encouraging progress in delivery of our late stage pipeline with approvals received in the United States for Breo Ellipta for COPD and two new treatments for metastatic melanoma, Tafinlar and Mekinist.  We now have received approvals for three of the six key assets we recently filed with regulators.  With Phase III data expected on 13 assets during 2013/2014, I remain confident of R&D's productivity and our ability to deliver valuable new product flow on a sustainable basis.

In the quarter, Group sales grew 2% with growth broadly based across Pharmaceuticals and Vaccines, up 1%, and a continued strong contribution from Consumer Healthcare, up 2% (5% excluding divestments).

At a regional level, we continue to see improvements in our US business with sales up 5% in the quarter, driven by strong growth in Respiratory, Oncology and Vaccines.  We have now launched Tafinlar and Mekinist in the US and expect to begin launch activities for Breo Ellipta in Q3/Q4.  While the rate of uptake for each product may vary, we believe all of these assets represent significant sales opportunities for GSK in the coming years.

In Emerging Markets, Pharmaceutical and Vaccines sales grew 2%, impacted by the previously highlighted timing of vaccine tender shipments.  Excluding Vaccines, Pharmaceuticals sales continued to perform well with growth of 7%.  Going forward, we continue to expect sales to grow broadly across Emerging Markets.  Clearly, we are likely to see some impact to our performance in China as a result of the current investigation, but it is too early to quantify the extent of this.  We are co-operating fully with the Chinese authorities in this matter.  Our Japan business, down 5%, was impacted in the quarter by generic competition to Paxil but continues to make encouraging progress more broadly, with good contributions from recent product launches.  European Pharmaceuticals and Vaccines sales were flat, reflecting the annualisation of some government price cuts, but also the early results of our strategy to restructure our European operations and re-allocate resources to support identified growth opportunities in the region.  Nonetheless, we remain cautious about the outlook in Europe and expect austerity pressures to continue.

We continue to implement measures to improve the Group's focus by executing targeted divestments of non-core assets.  We have received an offer from Aspen Group of approximately £700 million (of which £100 million relates to inventory) for two anticoagulant products and the related manufacturing site.  Our previously announced plan to divest the nutritional drinks brands, Lucozade and Ribena, remains on track and we expect to reach an agreement by the end of the year.

We remain focused on managing our cost structure to reallocate our resources more effectively and invest behind our pipeline.  Our financial efficiency measures are also continuing to contribute and supported the delivery of core EPS growth of 4% in the quarter.  We continue to expect core EPS growth of 3-4% (CER) for the full year on reported sales growth of around 1% (CER).

Cash flow generation remains a focus and we have delivered net cash flow from operating activities of £3 billion in the first half of the year.  We continue to allocate capital where it can deliver the best returns to our shareholders.  Today, we have confirmed a further 6% increase in the dividend to 18 pence.  Our commitment is to use free cash flow to support increasing dividends, share repurchases or, where returns are more attractive, bolt-on acquisitions.  We continue to target share repurchases of £1-2 billion in 2013.

Sir Andrew Witty Chief Executive Officer

A video interview with CFO Simon Dingemans discussing today's results is available on www.gsk.com

All forward looking statements are based on 2012 restated numbers adjusted for IAS 19R, at CER and barring unforeseen circumstances.  See 'Cautionary statement regarding forward-looking statements' on page 23.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q2 2013		H1 2013
	-----------------------------------		-----------------------------------
	£m	Growth CER%	£m	Growth CER%
	------------	------------	------------	------------
Pharmaceuticals	4,523	2	8,967	-
Vaccines	786	-	1,466	(5)
	------------	------------	------------	------------
Pharmaceuticals and Vaccines	5,309	1	10,433	(1)
Consumer Healthcare	1,309	2	2,656	1
	------------	------------	------------	------------
	6,618	2	13,089	-
	------------	------------	------------	------------

Group turnover by geographic region	Q2 2013		H1 2013
	-----------------------------------		-----------------------------------
	£m	Growth CER%	£m	Growth CER%
	------------	------------	------------	------------
US	2,157	5	4,227	-
Europe	1,893	(1)	3,740	(2)
EMAP	1,740	3	3,401	4
Japan	435	(3)	945	(5)
Other	393	(3)	776	(2)
	------------	------------	------------	------------
	6,618	2	13,089	-
	------------	------------	------------	------------
Group turnover outside US and Europe	2,568	1	5,122	1
	------------	------------	------------	------------

Group turnover by segment		Q2 2013		H1 2013
		-----------------------------------		-----------------------------------
		£m	Growth CER%	£m	Growth CER%
		------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	US	1,790	5	3,486	(1)
-	Europe	1,294	-	2,562	(2)
-	EMAP	1,205	2	2,324	5
-	Japan	383	(5)	830	(6)
-	ViiV Healthcare	339	(4)	657	(5)
-	Other trading and unallocated pharmaceuticals	298	(1)	574	(2)
		------------	------------	------------	------------
Pharmaceuticals and Vaccines		5,309	1	10,433	(1)
Consumer Healthcare		1,309	2	2,656	1
		------------	------------	------------	------------
		6,618	2	13,089	-
		------------	------------	------------	------------

Turnover - Q2 2013

Total Group turnover for Q2 2013 was £6,618 million, up 2%; the impact of disposals did not affect the reported growth rate for the Group in the quarter.  Pharmaceuticals and Vaccines turnover grew 1%.  Pharmaceuticals turnover increased 2%, as growth in the US and EMAP was partly offset by lower sales in Japan, Europe and ViiV Healthcare.  Worldwide Vaccines turnover was flat, as strong performances in the US and Europe offset lower reported sales in EMAP and Japan.  Consumer Healthcare turnover increased 2% to £1,309 million; excluding the non-core OTC brands divested in H1 2012, turnover grew 5%.

In the US, Pharmaceuticals and Vaccines turnover grew 5% to £1,790 million, with Pharmaceuticals up 4% and Vaccines up 14%.  In Pharmaceuticals, Respiratory sales grew 8% to £930 million, led by strong growth from three key respiratory products, with Advair up 8%, Flovent up 12% and Ventolin up 18%.  Oncology products also performed strongly, with Votrient growing 70% to £36 million and Promacta up 38% to £19 million.  Reported sales of Benlysta were £35 million compared with £11 million in Q2 2012, with the prior period only reflecting GSK's share of gross profit.  These gains were partially offset by the impact of generic competition to Lamictal, down 18% to £63 million, and Dermatology sales, down 37% to £38 million.  The 14% increase in Vaccines sales primarily resulted from the 31% growth in Infanrix/Pediarix sales to £72 million, which continued to benefit from a competitor supply shortage.

Europe Pharmaceuticals and Vaccines turnover was flat at £1,294 million, with price reductions being offset by volume increases.  Pharmaceutical sales fell 1% to £1,030 million reflecting the impact of austerity measures and generic competition to a number of older products.  Seretide sales declined 1% to £376 million, despite volume growth of 1%, due to price reductions, but Votrient sales doubled to £30 million and Avodart grew 10% to £68 million.  Vaccines sales grew 5%, largely due to the combination of an improved tender performance and some beneficial tender phasing in the quarter.

EMAP Pharmaceuticals and Vaccines turnover grew 2% to £1,205 million, with strong contributions from Middle East/Africa, up 7% to £315 million, China, up 14% to £212 million and Russia, up 21% to £42 million.  Pharmaceuticals sales grew 7%, led by Seretide, up 14% to £117 million, and Augmentin, up 11% to £99 million.  Vaccines sales fell 13% to £247 million, largely reflecting the phasing of tender orders and a challenging comparator in Q2 2012, which benefited from strong tender deliveries, particularly of Synflorix.

Japan Pharmaceuticals and Vaccines turnover fell 5% to £383 million, with a 3% decline in Pharmaceuticals sales and a 43% decline in Vaccines sales.  Continued generic erosion of Paxil sales offset an 8% growth in Adoair and a 21% increase in Avodart sales.  Vaccines sales reflected declines in both Cervarix and Rotarix sales as a result of increased competitive pressure.

ViiV Healthcare turnover fell 4% to £339 million as the growth generated by Epzicom and Selzentry was more than offset by the impact of continued competition to older products and the phasing of tenders.

Consumer Healthcare turnover, excluding the non-core OTC brands divested in H1 2012, grew 5%, with growth in Oral care, Nutrition and Skin health partially offset by flat Total wellness.  Growth in both the US and Europe was primarily driven by another strong performance from Sensodyne.  In the Rest of World markets, strong growth in India, the Middle East and Latin America was partly offset by the continuing decline in sales in China, primarily due to the impact of new shelving requirements for Contac and mandatory price reductions on Fenbid.  Reported Consumer Healthcare turnover grew 2% to £1,309 million.

Turnover - H1 2013

Total Group turnover for H1 2013 was flat at £13,089 million.  Excluding the impact of disposals, primarily the conclusion of the Vesicare co-promotion agreement in the US in Q1 2012 and the non-core OTC brands divested in H1 2012, turnover grew 2%.  Reported Pharmaceuticals and Vaccines turnover declined 1%, but grew 1% excluding disposals.  Pharmaceuticals turnover was flat, but excluding disposals, grew 3%, as continued growth in EMAP and Japan and an improved performance in the US were partly offset by the combined impact of ongoing austerity pressures and generic competition in Europe and lower sales in ViiV Healthcare.  Worldwide Vaccines turnover fell 5%, reflecting the adverse comparison with strong Cervarix sales in Japan in H1 2012 that benefited from the final stage of the HPV catch-up vaccination programme.  Excluding Cervarix in Japan, Vaccines sales grew 1%, reflecting the strong growth of Infanrix/Pediarix in the US, which benefited from a competitor supply issue, and better performance in Europe partly offset by the net negative impacts of tender phasing elsewhere.  Consumer Healthcare turnover increased 1% to £2,656 million, but excluding the non-core OTC brands divested in H1 2012, turnover grew 6%.

In the US, Pharmaceuticals and Vaccines turnover fell 1%, with Pharmaceuticals down 2% and Vaccines up 7%.  Pharmaceuticals turnover was significantly impacted by the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012.  Excluding Vesicare, US Pharmaceuticals turnover grew 4%.  Sales of Respiratory products grew 8% to £1,850 million, with strong growth in three key respiratory products, Advair, Flovent and Ventolin.  Oncology products, led by strong performances from Votrient and Promacta, also performed well, growing 17% to £179 million.  These gains were partially offset by the impact of generic competition to Lamictal, down 21% to £129 million, and Dermatology sales, down 35% to £79 million.  The 7% increase in Vaccines sales primarily resulted from the increase in Infanrix/Pediarix sales of 19% to £110 million.

Europe Pharmaceuticals and Vaccines turnover was £2,562 million, down 2% primarily as a result of price reductions.  Pharmaceutical sales fell 3% to £2,061 million.  Oncology products, particularly Votrient, performed well, as did Avodart, but this growth was offset by lower sales of a number of older products.  Seretide sales declined 1% to £746 million, primarily driven by price reductions.  Vaccines sales grew 5%, largely due to the combination of an improved tender performance and some beneficial tender phasing in the second quarter.

EMAP Pharmaceuticals and Vaccines turnover grew 5% to £2,324 million, with particular contributions from Middle East/Africa and China.  Pharmaceuticals sales grew 7%, led by Augmentin, up 18% to £202 million, and Seretide, up 11% to £223 million.  Augmentin benefited in part from a favourable comparison with H1 2012, which was adversely impacted by supply interruptions.  Vaccines sales fell 5% to £472 million, largely reflecting the phasing of tender deliveries, particularly of Synflorix.

Japan Pharmaceuticals and Vaccines turnover fell 6% to £830 million, as a 4% growth in Pharmaceuticals sales was more than offset by the 80% decline in Vaccines sales.  Strong growth in Respiratory products as well as for Avodart, Lamictal and Relenza was partly offset by generic erosion of Paxil sales.  Vaccines sales were impacted by the adverse comparison of Cervarix with H1 2012, which benefited from the final stages of the HPV vaccination programme, and continued competitive pressures.

ViiV Healthcare turnover fell 5% to £657 million as the growth generated by Epzicom and Selzentry was more than offset by the impact of continued competition to older products.

Consumer Healthcare turnover, excluding the non-core OTC brands divested in H1 2012, grew 6%, with growth in all four categories.  Growth in both the US and Europe primarily arose from Sensodyne and the re-stocking of alli, which was out of stock for most of H1 2012.  In the Rest of World markets, strong growth in India, the Middle East and Latin America was partly offset by a decline in sales in China.  Reported Consumer Healthcare turnover grew 1% to £2,656 million.

Core operating profit and margin

Core operating profit	Q2 2013			H1 2013
	-------------------------------------------------------			-------------------------------------------------------
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
	------------	------------	------------	------------	------------	------------
Turnover	6,618	100	2	13,089	100	-

Cost of sales	(1,818)	(27.5)	5	(3,665)	(28.0)	7
Selling, general and administration	(2,092)	(31.6)	3	(4,047)	(30.9)	2
Research and development	(847)	(12.8)	(6)	(1,704)	(13.0)	(5)
Royalty income	82	1.3	23	195	1.5	40
	------------	------------	------------	------------	------------	------------
Core operating profit	1,943	29.4	-	3,868	29.6	(5)
	------------	------------	------------	------------	------------	------------

Core profit before tax	1,767		1	3,527		(6)
Core profit after tax	1,343		3	2,709		(2)
Core profit attributable to shareholders	1,279		2	2,577		(3)
Core earnings per share	26.3p		4	53.2p		(1)
	------------		------------	------------		------------

Core operating profit by division	Q2 2013			H1 2013
	-------------------------------------------------------			-------------------------------------------------------
	£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
	------------	------------	------------	------------	------------	------------
Pharmaceuticals	1,683	37.2	7	3,450	38.5	-
Vaccines	249	31.7	(9)	428	29.2	(22)
	------------	------------	------------	------------	------------	------------
Pharmaceuticals and Vaccines	1,932	36.4	5	3,878	37.2	(3)
Consumer Healthcare	224	17.1	3	449	16.9	-
	------------	------------	------------	------------	------------	------------
	2,156		5	4,327		(3)
Corporate & other unallocated costs	(213)			(459)
	------------	------------	------------	------------	------------	------------
Core operating profit	1,943	29.4	-	3,868	29.6	(5)
	------------	------------	------------	------------	------------	------------

Core operating profit by segment		Q2 2013			H1 2013
		-------------------------------------------------------			-------------------------------------------------------
		£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
		------------	------------	------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	USA	1,262	70.5	10	2,455	70.4	1
-	Europe	725	56.0	5	1,424	55.6	4
-	EMAP	375	31.1	(1)	712	30.6	1
-	Japan	215	56.1	(3)	472	56.9	(8)
-	ViiV Healthcare	229	67.6	8	434	66.1	(4)
-	Pharmaceutical R&D	(705)		(1)	(1,391)		(1)
-	Other trading and unallocated pharmaceuticals	(169)	(56.7)	>100	(228)	(39.7)	>100
		------------	------------	------------	------------	------------	------------
Pharmaceuticals and Vaccines		1,932	36.4	5	3,878	37.2	(3)
Consumer Healthcare		224	17.1	3	449	16.9	-
		------------	------------	------------	------------	------------	------------
		2,156		5	4,327		(3)
Corporate & other unallocated costs		(213)			(459)
		------------	------------	------------	------------	------------	------------
Core operating profit		1,943	29.4	-	3,868	29.6	(5)
		------------	------------	------------	------------	------------	------------

Core operating profit - Q2 2013
Core operating profit was £1,943 million, flat in CER terms on a turnover increase of 2% CER.  The operating margin decreased by 1.2 percentage points compared with Q2 2012, to 29.4%.  Core operating profit reflected the impact of net exchange losses, principally on settled intercompany transactions, of £46 million (Q2 2012: £2 million charge).  Excluding currency effects, the operating margin decreased 0.3 percentage points, primarily reflecting the impact of the comparison with the benefit in Q2 2012 of a one-off adjustment of around £100 million due to a change in the basis of future discretionary pension increases.  This comparison impacted the operating margin by 1.6 percentage points and was partially offset by a favourable margin benefit of 1.3 percentage points due to continued management of SG&A and R&D and increased royalty income, the combined benefit of which exceeded the negative impact of an expected increase in cost of sales.

Cost of sales was 27.5% of turnover compared with 26.3% in Q2 2012, which benefited from a number of one-off items recorded in Q2 2012 including an element of the pension adjustment.  Net of these items, the margin was broadly flat, as the expected impact of the unwinding of prior year costs of manufacturing volume shortfalls was offset by ongoing cost management and restructuring benefits.

SG&A costs as a percentage of sales were 31.6% compared with 30.5% in Q2 2012.  Excluding currency effects, the SG&A margin increased 0.4 percentage points, primarily reflecting a 0.9 percentage point increase due to the benefit to Q2 2012 of a share of the one-off pension adjustment.  The remaining margin movement was favourable by 0.5 percentage points as ongoing cost management more than offset continued investments in growth businesses and new product launches.

R&D expenditure declined 6% to £847 million (12.8% of turnover) compared with £882 million in Q2 2012 (13.6% of turnover) reflecting the phasing of ongoing project spending and continuing cost management.

Royalty income was £82 million (Q2 2012: £66 million).

Core operating profit - H1 2013
Core operating profit was £3,868 million, a 5% decrease in CER terms on flat turnover.  The operating margin decreased by 1.1 percentage points to 29.6% compared with H1 2012.  Core operating profit reflected the impact of the net benefit of exchange gains, principally on settled intercompany transactions, of £36 million (H1 2012: £19 million charge).  Excluding currency effects, the margin decreased 1.5 percentage points, of which 2.0 percentage points reflected comparison with the benefit to H1 2012 of an adjustment of around £100 million due to a change in the basis of future discretionary pension increases, the settlement of a royalty agreement and the conclusion of the Vesicare agreement.  The remaining margin improvement of 0.5 percentage points reflected continued management of SG&A and R&D and increased royalty income, which exceeded the negative impact of the expected increases in cost of sales.

Cost of sales was 28.0% of turnover compared with 26.1% in H1 2012, which benefited by 0.9 percentage points due to the settlement in H1 2012 of a royalty agreement, the pension adjustment and the conclusion of the Vesicare agreement.  Net of these items, the cost of sales margin increased 1.0 percentage point as the expected impact of the unwinding of costs of manufacturing volume shortfalls, together with a number of one-off favourable items recorded in H1 2012, more than offset ongoing cost management and restructuring benefits.

SG&A costs as a percentage of sales were 30.9% compared with 30.7% in H1 2012.  Excluding currency effects, the SG&A margin increased 0.8 percentage points, of which 0.5 percentage points was due to the benefit to H1 2012 of the one-off pension adjustment.  The balance of the margin movement reflected investments in growth businesses and new product launches partially offset by on-going cost management.

R&D expenditure declined 5% to £1,704 million (13.0% of turnover) compared with £1,777 million in H1 2012 (13.6% of turnover) reflecting the phasing of ongoing project spending and continuing cost management.

Royalty income was £195 million (H1 2012: £138 million) and included a prior year royalty catch-up adjustment.

Core net income and core earnings per share - Q2 2013
Net finance expense was £183 million compared with £184 million in Q2 2012, despite an increase in net debt since June 2012 of £6.1 billion, reflecting the benefits of GSK's strategy to improve the funding profile of the Group.  Net debt in the quarter increased by £0.3 billion, of which £0.2 billion arose from consideration paid for the acquisition of Okairos AG.

Tax on core profit amounted to £424 million and reflected an effective tax rate of 24% (Q2 2012: 25.5%).

Core EPS of 26.3p increased 4% in CER terms and 1% at actual exchange rates.

Core net income and core earnings per share - H1 2013
Net finance expense was £359 million compared with £352 million in H1 2012, despite an increase in net debt since June 2012.  Net debt in H1 2013 increased by £1.7 billion, of which £0.8 billion was due to exchange movements, particularly the translation of US Dollar debt into Sterling.  A further £0.8 billion arose from consideration paid for the acquisition of further shares in GlaxoSmithKline Consumer Healthcare Ltd in India and the acquisition of Okairos AG.

Tax on core profit amounted to £818 million and included the recognition of US R&D credits which are reflected in the effective core tax rate of 23.2% (H1 2012: 25.7%).  The Group still expects a core tax rate for the full year 2013 of around 24%.

Core EPS of 53.2p decreased 1% in CER terms and was flat at actual exchange rates.

Revision of IAS 19 'Employee benefits'
IAS 19 (Revised) has been implemented by GSK from 1 January 2013.  The main effect is that the expected returns on pension scheme assets have been replaced by income calculated using the same discount rate as that used to measure the pension obligations.  This discount rate is based on market rates for high quality corporate bonds.  As a consequence, pension scheme costs in the income statement will be higher under IAS 19 (Revised) and this impacted Q2 2013 core operating profit by £40 million and core EPS by 0.6p.  H1 2013 core operating profit was impacted by £80 million and core EPS by 1.2p.  The results for 2012 have been restated, and the effect of the change on Q2 2012 results was to reduce core operating profit for the quarter by £23 million and H1 by £46 million (full year 2012: £92 million) and core EPS for the quarter by 0.3p and H1 by 0.7p (full year 2012: 1.3p).

Outlook for 2013
In 2013, GSK continues to expect core EPS growth of 3-4% CER with turnover growth of around 1% CER.  This is calculated off the restated IAS 19 (Revised) base of 111.4p for 2012 and includes the impact of IAS 19 (Revised) in 2013.

Currency impact
The Q2 2013 results are based on average exchange rates, principally £1/$1.54, £1/€1.17 and £1/Yen 150.  Comparative exchange rates are given on page 38.  The period end exchange rates were £1/$1.52, £1/€1.17 and £1/Yen 151.

Core EPS for Q2 2013 of 26.3p was up 4% in CER terms and up 1% at actual rates.  The negative currency impact reflected higher exchange losses on settled intercompany transactions during the quarter and the strengthening of Sterling against the Japanese Yen partially offset by the weakening of Sterling against the US Dollar, the Euro and a number of other currencies.  Excluding the losses on settled intercompany transactions, the EPS for Q2 2013 was 27.0p.

Core EPS for H1 2013 of 53.2p was down 1% in CER terms and flat at actual rates.

If exchange rates for the major currencies were to hold at the Q2 2013 period end rates for the rest of 2013, the estimated positive impact on 2013 sterling turnover would be around 0.5%, and if there were no further exchange gains or losses, the estimated positive impact on 2013 sterling core EPS would be around 2%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q2 2013			Q2 2012
	------------------------------------------------------------			------------------------------------------------------------
	Operating profit £m	Profit after tax £m	EPS p	Operating profit (restated) £m	Profit after tax (restated) £m	EPS (restated) p
	------------	------------	------------	------------	------------	------------
Core results	1,943	1,343	26.3	1,979	1,338	26.1

Intangible asset amortisation	(133)	(97)	(2.0)	(116)	(83)	(1.7)
Intangible asset impairment	(135)	(100)	(2.1)	(208)	(136)	(2.7)
Major restructuring costs	(173)	(39)	(0.8)	(54)	(42)	(0.9)
Legal costs	(24)	(24)	(0.5)	(197)	(69)	(1.4)
Acquisition accounting and other	(40)	1	0.6	309	295	5.6
	------------	------------	------------	------------	------------	------------
	(505)	(259)	(4.8)	(266)	(35)	(1.1)
	------------	------------	------------	------------	------------	------------
Total results	1,438	1,084	21.5	1,713	1,303	25.0
	------------	------------	------------	------------	------------	------------

	H1 2013			H2 2012
	------------------------------------------------------------			------------------------------------------------------------
	Operating profit £m	Profit after tax £m	EPS p	Operating profit (restated) £m	Profit after tax (restated) £m	EPS (restated) p
	------------	------------	------------	------------	------------	------------
Core results	3,868	2,709	53.2	4,027	2,739	53.0

Intangible asset amortisation	(267)	(194)	(4.0)	(220)	(157)	(3.2)
Intangible asset impairment	(134)	(99)	(2.0)	(260)	(172)	(3.5)
Major restructuring costs	(259)	(184)	(3.8)	(135)	(105)	(2.1)
Legal costs	(90)	(78)	(1.6)	(230)	(97)	(1.9)
Acquisition accounting and other	(100)	(41)	(0.4)	545	468	9.1
	------------	------------	------------	------------	------------	------------
	(850)	(596)	(11.8)	(300)	(63)	(1.6)
	------------	------------	------------	------------	------------	------------
Total results	3,018	2,113	41.4	3,727	2,676	51.4
	------------	------------	------------	------------	------------	------------

Full reconciliations between core results and total results are set out on pages 43 to 46 and the definition of core results is set out on page 23.

Total operating profit and total earnings per share - Q2 2013
Total operating profit was £1,438 million compared with £1,713 million in Q2 2012, which benefited from the profit on disposal of the non-core OTC brands in Q2 2012.  The non-core items resulted in total charges of £505 million in the quarter (Q2 2012: £266 million).

The intangible asset amortisation of £133 million (Q2 2012: £116 million) included £25 million (Q2 2012: £nil) related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Major restructuring charges of £173 million (Q2 2012: £54 million) comprised £90 million under the Operational Excellence programme, £74 million under the Major Change programme and £9 million related to the acquisition of HGS.

Legal charges of £24 million (Q2 2012: £197 million) principally related to provisions for existing product liability matters.

Acquisition accounting and other charges of £40 million (Q2 2012: £309 million credit) included items related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The credit in Q2 2012 primarily reflected the profit on the disposal of the non-core OTC brands.

The charge for taxation on total profits amounted to £204 million and represented a total effective tax rate of 15.8% (Q2 2012: 14.8%), reflecting the differing tax effects of the various non-core items.  It also included a deferred tax credit of £96 million related to the restructuring of the supply chain, partly offset by the unwinding of deferred profit in inventory, as existing inventory produced prior to the 2012 restructuring of the supply chain is sold.  See 'Taxation' on page 37.

Total EPS was 21.5p for the quarter, compared with 25.0p in Q2 2012, a decline of 11% primarily as a result of the significant asset disposal profits recognised in Q2 2012.  Non-core items totalled 4.8p (Q2 2012: 1.1p).

Total operating profit and total earnings per share - H1 2013
Total operating profit was £3,018 million compared with £3,727 million in H1 2012, which benefited from the profit on disposal of the non-core OTC brands.  The non-core items resulted in total charges of £850 million in H1 2013 (H1 2012: £300 million).

The intangible asset amortisation of £267 million (H1 2012: £220 million) included £48 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Major restructuring charges of £259 million (H1 2012: £135 million) comprised £151 million under the Operational Excellence programme, £90 million under the Major Change programme and £18 million related to the acquisition of HGS.  The Operational Excellence restructuring programme has delivered approximately £2.6 billion of annual savings and remains on track to deliver £2.8 billion of annual savings by 2014.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group's capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million, and is expected to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £90 million (H1 2012: £230 million) principally related to provisions for existing product liability matters.

Acquisition accounting and other charges of £100 million (H1 2012: £545 million credit) included items related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The credit in H1 2012 primarily reflected the profit on the disposal of the non-core OTC brands.

The charge for taxation on total profits amounted to £586 million and represented a total effective tax rate of 21.7% (H1 2012: 20.9%), reflecting the differing tax effects of the various non-core items.  It also included a deferred tax credit of £17 million related to the restructuring of the supply chain, partly offset by the unwinding of deferred profit in inventory, as existing inventory produced prior to the 2012 restructuring of the supply chain is sold.  See 'Taxation' on page 37.

Total EPS was 41.4p for H1 2013, compared with 51.4p in H1 2012, a decline of 21% compared with H1 2012, primarily as a result of the benefit of significant asset disposal profits in H1 2012.  Non-core items totalled 11.8p (H1 2012: 1.6p).

Cash generation and conversion

Cash flow and net debt

	Q2 2013	H1 2013	H1 2012
	------------	------------	------------
Net cash inflow from operating activities (£m)	1,711	2,958	2,749
Adjusted net cash inflow from operating activities* (£m)	1,674	3,059	3,138
Free cash flow* (£m)	935	1,712	1,673
Adjusted free cash flow* (£m)	898	1,813	2,062
Free cash flow growth (%)	(5)%	2%	36%
Free cash flow conversion* (%)	84%	87%	78%
Net debt (£m)	15,720	15,720	9,638
	------------	------------	------------

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 23.

The net cash inflow from operating activities for the quarter was £1,711 million (Q2 2012: £1,737 million).  Excluding a net inflow on legal settlements of £37 million (Q2 2012: £329 million outflow), the adjusted net cash inflow from operating activities was £1,674 million (Q2 2012: £2,066 million), a 19% decrease in sterling terms over 2012.  This primarily reflected the cash impact in the quarter of funding higher levels of working capital, largely inventory, in support of a number of growth businesses compared with the significant inflows recorded in Q2 2012.

The net cash inflow from operating activities for the six months was £2,958 million (H1 2012: £2,749 million).  Excluding legal settlements of £101 million (H1 2012: £389 million), the adjusted net cash inflow from operating activities was £3,059 million (H1 2012: £3,138 million), a 3% decrease in sterling terms over 2012.  This primarily reflected the impact of a higher level of working capital investment, partially offset by lower tax payments.

Free cash flow was £1,712 million for the first half.  Excluding legal settlements, adjusted free cash flow was £1,813 million (H1 2012: £2,062 million), the decrease on last year largely reflecting the impact of higher working capital requirements and increased expenditure on property, plant and equipment, partly offset by lower tax payments.  The Group paid dividends to shareholders of £1,938 million, and spent £366 million on repurchasing shares.

At 30 June 2013, net debt was £15.7 billion, compared with £14.0 billion at 31 December 2012, comprising gross debt of £18.6 billion and cash and liquid investments of £2.9 billion.  The increase in net debt reflected the consideration paid to increase the shareholding in the Group's Indian Consumer Healthcare subsidiary from 43.2% to 72.5% at a cost of £588 million and to acquire Okairos AG for £205 million, together with the translation impact on US dollar denominated debt of a stronger US Dollar at the period end.  At 30 June 2013, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,334 million with loans of £656 million repayable in the subsequent year.

Working capital

	30 June 2013	31 March 2013	31 December 2012	30 September 2012	30 June 2012
	------------	------------	------------	------------	------------
Working capital conversion cycle* (days)	198	203	194	213	212
Working capital percentage of turnover (%)	22	22	21	23	22
	------------	------------	------------	------------	------------

* Working capital conversion cycle is defined on page 23.

Working capital increased by £133 million in the quarter compared with a decrease of £241 million in Q2 2012.  The working capital conversion cycle has improved by 10 days since Q2 2012 reflecting better inventory control and some improvements in payables management.  The total reduction of 14 days reflects the benefit of excluding businesses targeted for divestment.

Returns to shareholders

GSK's commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Quarterly dividends
The Board has declared a second interim dividend of 18 pence per share (Q2 2012: 17 pence per share) making 36 pence for the half year.

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 55.3212 cents per ADS based on an exchange rate of £1/$1.5367.  The ex-dividend date will be 7 August, with a record date of 9 August and a payment date of 3 October 2013.

	Paid/ payable	Pence per share	£m
	------------	------------	------------
2013
First interim	11 July 2013	18	879
Second interim	3 October 2013	18	872
		------------	------------
2012
First interim	5 July 2012	17	846
Second interim	4 October 2012	17	830
Third interim	3 January 2013	18	870
Fourth interim	11 April 2013	22	1,068
		------------	------------
		74	3,614
		------------	------------

Share repurchases
During the quarter, GSK repurchased 21.9 million shares at a cost of £367 million bringing the total for the six months to 25.4 million shares (£419 million), including a quarter-end settlement accrual of £53 million.  GSK continues to target share repurchases of £1-2 billion during 2013 where this use of funds delivers an attractive return.  The company issued 22.6 million shares under employee share schemes amounting to £307 million (Q2 2012: £97 million).

The weighted average number of shares for Q2 2013 was 4,855 million, compared with 4,945 million in Q2 2012.  The weighted average number of shares for H1 2013 was 4,844 million, compared with 4,954 million in H1 2012.

Divisional performance

Pharmaceutical sales summary

	Q2 2013		H1 2013
	------------------------------------		------------------------------------
	£m	CER%	£m	CER%
	------------	------------	------------	------------
Respiratory	1,905	4	3,841	5
Anti-virals	158	(17)	341	(8)
Central nervous system	373	(15)	735	(12)
Cardiovascular and urogenital	594	2	1,152	(12)
Metabolic	45	2	90	19
Anti-bacterials	309	1	648	4
Oncology and emesis	233	17	454	20
Dermatology	206	(3)	405	(4)
Rare diseases	127	21	240	17
Immuno-inflammation	38	>100	67	>100
ViiV Healthcare (HIV)	339	(4)	657	(5)
Other	196	14	337	(4)
	------------	------------	------------	------------
	4,523	2	8,967	-
	------------	------------	------------	------------

Respiratory

Q2 2013 (£1,905 million; up 4%)
Respiratory sales in the quarter grew 4% to £1,905 million.  Seretide/Advair sales were up 5% to £1,358 million, Flixotide/Flovent sales increased 5% to £202 million, and Ventolin sales grew 7% to £160 million.

In the US, Advair (ICS/LABA combination) and Flovent (single agent ICS) have both benefited from overall prescription volume growth in the controller market (LABA, ICS and anti-cholinergic products) which grew 2% in the quarter.  Advair sales growth for the quarter of 8% was slightly higher than the estimated underlying growth of 6%, which represented a 5% volume decline offset by an 11% positive impact of price and mix.  (All market growth data based on weekly IMS Health data.)

In the US, Flovent sales increased 12% to £124 million.  Estimated underlying growth of Flovent was 9% (2% volume decline offset by an 11% positive impact of price and mix).  Ventolin reported sales in the US grew 18% to £69 million, with estimated underlying growth of 16% (2% volume increase plus 14% positive impact of price and mix).

European Respiratory sales were down 2% reflecting the impact of ongoing austerity measures.  Seretide sales were down 1% to £376 million, with price reductions of 2% and a volume increase of 1%, despite a very competitive environment.

Respiratory sales in EMAP grew 9%.  Seretide grew 14% to £117 million led by strong growth in MENA.  Ventolin sales were flat at £44 million.

In Japan, Respiratory sales fell 7% to £116 million.  The allergy season peaked earlier in the year than in 2012 and this led to declines in most Respiratory products except Adoair, which grew 8% to £70 million.

H1 2013 (£3,841 million; up 5%)
Respiratory sales in the six months grew 5% to £3,841 million, with strong growth in all regions apart from Europe.  Seretide/Advair sales were up 5% to £2,667 million, Flixotide/Flovent sales increased 6% to £415 million, and Xyzal sales grew 28% to £76 million.  Ventolin sales grew 5% to £322 million.

In the US, Respiratory sales grew 8%, with Advair up 8%, Flovent up 13% and Ventolin up 13%.

European Respiratory sales were down 2% reflecting the impact of ongoing austerity measures.  Seretide sales were down 1% to £746 million.

Respiratory sales in EMAP grew 8%.  Seretide grew 11% to £223 million with strong growth in China, Turkey and Brazil, and Ventolin sales were flat at £85 million.

In Japan, Respiratory sales grew 10% to £304 million, with strong growth from both Xyzal and Veramyst.  Adoair sales grew 6% to £133 million.

Anti-virals

Q2 2013 (£158 million; down 17%)
Anti-virals sales declined 17% largely as a result of lower stockpile sales of Relenza.

H1 2013 (£341 million; down 8%)
Declines in sales of Valtrex and Relenza were the main reasons for the 8% fall in Anti-virals sales.

Central nervous system

Q2 2013 (£373 million; down 15%)
Declines in Seroxat/Paxil sales of 24% to £79 million, Requip sales of 30% to £29 million and Lamictal sales of 8% to £133 million, all primarily as a result of generic competition, led to the 15% fall in sales of the category.

In the US, generic competition to Lamictal XR, which started in Q1 2013, led to the 18% fall in sales of the Lamictal franchise to £63 million.  In Japan, continued generic competition to Paxil resulted in a 37% decline in sales.

H1 2013 (£735 million; down 12%)
Seroxat/Paxil sales fell 20% to £152 million, Requip sales fell 29% to £60 million and Lamictal sales fell 9% to £266 million, all primarily as a result of generic competition.

Cardiovascular and urogenital

Q2 2013 (£594 million; up 2%)
The Avodart franchise grew 12% to £221 million with growth driven by strong contributions from the combination product Duodart/Jalyn in Europe and EMAP and from Avodart in Japan.

Lovaza sales were flat at £161 million, despite increased competition to the product.

H1 2013 (£1,152 million; down 12%)
Sales in the category fell 12% as a result of the impact of the conclusion of the Vesicare co-promotion agreement in Q1 2012.  Excluding Vesicare, sales grew 1%.

The Avodart franchise grew 11% to £424 million with 42% growth in sales of Duodart/Jalyn.  Avodart sales grew 4% to £321 million.

Lovaza fell 2% to £309 million primarily as a result of the decline in the non-steroidal dyslipidemia prescription market.

Metabolic

Q2 2013 (£45 million; up 2%)
The increase in Metabolic product sales primarily reflected higher sales of Prolia in Europe and EMAP.

H1 2013 (£90 million; up 19%)
The increase in Metabolic product sales primarily reflected higher sales of Avandia (£8 million compared with net returns of £5 million, driven by the US, in H1 2012) and higher sales of Prolia in Europe and EMAP.

Anti-bacterials

Q2 2013 (£309 million; up 1%)
Augmentin sales were flat at £150 million as continued growth in EMAP offset declines in Europe and Japan.

H1 2013 (£648 million; up 4%)
Augmentin sales grew 8% to £325 million as strong growth in EMAP was helped in part by the phasing of shipments in H1 2012 as a result of some earlier supply interruptions.

Oncology and emesis

Q2 2013 (£233 million; up 17%)
Three new products, Votrient, up 97% to £79 million, Promacta, up 53% to £45 million, and Arzerra, up 20% to £17 million, all continued to drive growth.  Tykerb/Tyverb sales fell 12% to £53 million and both Hycamtin in Europe and Argatroban in the US continued to be adversely affected by generic competition.

In the US, Votrient sales grew 70% to £36 million and sales of Promacta grew 38% to £19 million, reflecting the benefit of a new indication for thrombocytopenia associated with Hepatitis C received during Q1 2013.

H1 2013 (£454 million; up 20%)
Votrient sales more than doubled to £150 million, Promacta sales grew 51% to £85 million and Arzerra sales grew 41% to £38 million.  Tykerb/Tyverb sales fell 13% to £105 million and both Hycamtin in Europe and Argatroban in the US continued to be adversely affected by generic competition.

Dermatology

Q2 2013 (£206 million; down 3%)
Sales declined 3% to £206 million, primarily as a result of the decline in the US, down 37% to £38 million, which continued to suffer from the impact of generic competition, particularly to Bactroban and Duac, together with the effect of the disposal of a number of tail brands in the quarter.  European sales were up 14% to £44 million, benefiting from the acquisition of Toctino in H2 2012.  EMAP sales grew 12% to £109 million, reflecting strong growth in Dermovate.

H1 2013 (£405 million; down 4%)
Sales declined 4% to £405 million, with the US down 35% to £79 million.  European sales grew 12% to £86 million and EMAP sales grew 9% to £208 million.

Rare diseases

Q2 2013 (£127 million; up 21%)
Volibris grew 23% to £37 million, led by a strong performance in Japan.  Mepron sales increased 85% to £25 million helped by a favourable comparison with Q2 2012, when there was a significant adverse adjustment to US accruals for returns and rebates.  Flolan sales fell 11% to £28 million, largely as a result of continued generic competition in Europe.

H1 2013 (£240 million; up 17%)
Volibris, up 24% to £71 million, and Mepron, up 62% to £48 million were the main drivers of the 17% growth in the category.  Flolan sales fell 16% to £55 million, primarily as a result of the biennial price reduction in Japan in Q2 2012 and continued generic competition in Europe.

Immuno-inflammation

Q2 2013 (£38 million; up >100%)
Benlysta sales were £38 million, of which £35 million arose in the US.  Total in-market sales of Benlysta in Q2 2012 were £25 million (£24 million in the US).  In the US, prior to completion of the acquisition of Human Genome Sciences in Q3 2012, GSK only recorded its share of the gross profit of Benlysta in turnover.

H1 2013 (£67 million; up >100%)
Benlysta sales in the half-year were £67 million, with £62 million in the US.  Total in-market sales of Benlysta in H1 2012 were £46 million (£44 million in the US).

ViiV Healthcare (HIV)

Q2 2013 (£339 million; down 4%)
ViiV Healthcare sales declined by 4%, with the US down 4%, Europe down 1%, and EMAP down 17%.  Sales growth in Epzicom/Kivexa (up 13% to £193 million) and Selzentry (up 10% to £35 million) were more than offset by declines in the mature portfolio, including Combivir, down 45% to £27 million, and Trizivir, down 24% to £23 million.  The phasing of tenders impacted sales growth in the quarter.

H1 2013 (£657 million; down 5%)
Sales in the US were down 7%, Europe down 3%, and EMAP down 11%.  Epzicom/Kivexa grew 10% to £362 million and Selzentry was up 18% to £72 million but this growth was more than offset by declines in the mature portfolio.

Vaccines sales

	Q2 2013		H1 2013
	------------------------------------		------------------------------------
	£m	CER%	£m	CER%
	------------	------------	------------	------------
Total Vaccines sales	786	-	1,466	(5)
	------------	------------	------------	------------

Q2 2013 (£786 million; flat)
Vaccines sales were flat at £786 million and benefited from strong growth of Infanrix/Pediarix in the US.  The 5% growth in Europe reflected the combination of an improved tender performance and some beneficial tender phasing in the quarter, while the 13% decline in EMAP was primarily attributable to the adverse phasing effects of tenders.  The 43% decline in sales in Japan was largely due to continued competitive pressures.

Synflorix sales decreased 31% to £74 million, largely reflecting the phasing of tender shipments.

Infanrix/Pediarix sales increased 18% to £218 million, with strong growth in the US, up 31% to £72 million, which benefited from a competitor supply shortage.

Sales of hepatitis vaccines were up 1% to £170 million and Boostrix sales grew 16% to £68 million, with good growth in the US, Europe and EMAP.  Rotarix sales fell 8% to £87 million, with growth in the US and Europe offset by adverse tender phasing in EMAP and the impact of increased competition in Japan.

H1 2013 (£1,466 million; down 5%)
The 5% decline in Vaccines sales was attributable to the adverse comparison with strong Cervarix sales in H1 2012, which benefited from the final stages of the HPV vaccination catch-up programme in Japan.  Cervarix sales declined 52% to £86 million.  Excluding Cervarix in Japan, Vaccines sales increased by 1% reflecting the strong performances in the US and Europe, partly offset by the impact of the phasing of tender orders in EMAP.

Synflorix sales declined 8% to £164 million, largely reflecting the timing of tender shipments.  Infanrix/ Pediarix sales increased 14% to £396 million, with the growth primarily reflecting stronger tender shipments in Europe and EMAP during H1 2013 and the benefit in the US of a competitor supply shortage.

Sales of hepatitis vaccines fell 5% to £309 million partly as a result of the return of competing vaccines to the US market during the second half of 2012.  Rotarix sales fell 1% to £167 million, with growth in the US and Europe offset by adverse tender phasing in EMAP and the impact of increased competition in Japan.  Boostrix sales grew 7% to £114 million.

Sales from new pharmaceutical and vaccine launches

	Q2 2013		H1 2013
	------------------------------------		------------------------------------
	£m	CER%	£m	CER%
	------------	------------	------------	------------
Arzerra	17	20	38	41
Benlysta	38	>100	67	>100
Duodart/Jalyn	55	43	103	42
Lamictal XR	20	(48)	45	(38)
Nimenrix	3	>100	4	>100
Potiga/Trobalt	3	>100	6	>100
Prolia	12	100	22	100
Synflorix	74	(31)	164	(8)
Votrient	79	97	150	>100
Xgeva	1	-	2	-
Tafinlar	-	-	-	-
Mekinist	-	-	-	-
Dermatology	1	(12)	3	(16)
	------------	------------	------------	------------
	303	18	604	31
	------------	------------	------------	------------

New products are those launched in the last five years (2009 to 2013 inclusive).  Total sales of new products were £303 million in Q2 2013, grew 18% in the quarter and represented 6% of Pharmaceuticals and Vaccines turnover. In the six months sales of new products were £604 million, grew 31% and represented 6% of Pharmaceuticals and Vaccines turnover.

Tafinlar and Mekinist, both for metastatic melanoma, were approved and launched in the US in the quarter.  Revenue for each was less than £1 million.

Consumer Healthcare

	Q2 2013			H1 2013
	------------------------------------------------------------------------			------------------------------------------------------------------------
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	------------	------------	------------	------------	------------	------------
Total wellness	468	(7)	-	984	(6)	4
Oral care	481	8	8	961	6	6
Nutrition	291	7	7	571	6	6
Skin health	69	11	11	140	9	9
	------------	------------	------------	------------	------------	------------
Total	1,309	2	5	2,656	1	6
	------------	------------	------------	------------	------------	------------

	Q2 2013			H1 2013
	------------------------------------------------------------------------			------------------------------------------------------------------------
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	------------	------------	------------	------------	------------	------------
USA	238	5	5	476	4	6
Europe	463	(2)	4	911	(3)	4
Rest of World	608	4	6	1,269	4	7
	------------	------------	------------	------------	------------	------------
Total	1,309	2	5	2,656	1	6
	------------	------------	------------	------------	------------	------------

Q2 2013 (£1,309 million; up 2%)
Consumer Healthcare turnover grew 2% in the quarter.  Excluding the non-core OTC brands that were divested in H1 2012, turnover grew 5% reflecting overall growth in all three regions and strong growth in the Oral care, Nutrition and Skin health categories.

Oral care sales were up 8% to £481 million.  Strong growth contributions from the Sensodyne Sensitivity and Acid Erosion business, up 19%, and denture care brands, up 7%, offset a decline in sales of Aquafresh of 9%.

Total wellness sales, excluding the non-core OTC brands that were divested in H1 2012, were flat.  Growth contributions within the category were primarily offset by a 54% reduction in sales of Contac, due to new shelving requirements in China, together with lower sales of Fenbid in China, down 32%.  The Smoking Reduction and Cessation franchise also reported lower sales in part due to stocking patterns in both 2012 and 2013.  Panadol, Pain management's largest brand, grew 2% despite being adversely impacted by some supply issues.  Vitamin products grew 16%.  In both the US and Europe, alli reported strong growth, in large part due to being out of stock for most of H1 2012.

Nutrition sales grew 7% in the quarter.  Performance continued to be driven by strong growth of Horlicks in India, up 23%, and Boost energy drink, up 10%.  Lucozade sales grew 4% but Ribena was down 2%.

Skin health sales grew 11% to £69 million led by Abreva growth of 17%, reflecting continued progress of the new Abreva Conceal brand in the US.

Excluding the non-core OTC products divested in 2012, Rest of World markets grew 6%, reflecting strong growth across most categories and markets, particularly India, offset by a 19% reduction of sales in China, mainly due to the reduction in sales of Contac and Fenbid.  Europe sales grew 4% with strong growth in Oral care brands and higher sales of alli.  Lucozade sales in Europe grew 2% while Ribena was flat.  In the US sales grew 5%, as strong growth contributions from Oral care brands and alli helped offset lower sales of Smoking Reduction and Cessation products.

H1 2013 (£2,656 million; up 1%)
In the half-year, Consumer Healthcare turnover grew 1%.  Excluding the non-core OTC brands that were divested in H1 2012, turnover grew 6% reflecting overall growth in all three regions and in each category.

Strong growth in Oral care sales was led by the growth of Sensodyne Sensitivity and Acid Erosion, up 14%, and denture care brands, up 9%.

Total wellness sales, excluding the non-core OTC brands that were divested in H1 2012, were up 4%.  In both the US and Europe alli reported strong growth in large part due to being out of stock for most of H1 2012.  A severe cold and flu season in early 2013 helped drive growth of several respiratory brands including Coldrex, Beechams and Panadol Cold and Flu.  This growth was partly offset by a 45% reduction in sales of Contac, due to new shelving requirements in China, together with lower sales of Fenbid in China, down 25%.

Nutrition sales grew 6% as strong growth in Rest of World markets, led by Horlicks in India, more than offset a 2% decline in Europe.

Skin health sales grew 9%, led by Abreva growth in the US.

Excluding the non-core OTC products divested in 2012, Rest of World markets grew 7% reflecting growth across most categories and markets, particularly in India, offset by a 20% reduction of sales in China, mainly due to the reduction in sales of Contac and Fenbid.  Europe sales grew 4% as strong growth in Oral care and Respiratory health brands and sales of alli more than offset lower sales of Nutrition brands.  In the US, sales grew 6%, led by strong growth contributions from Oral care brands, Abreva and alli.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for H1 2013 is analysed below.

	Q2 2013 £m	H1 2013 £m	H1 2012 (restated) £m
	------------	------------	------------
Discovery	187	368	380
Development	372	756	830
Facilities and central support functions	121	243	234
	------------	------------	------------
	680	1,367	1,444
Vaccines	122	247	254
Consumer Healthcare	45	90	79
	------------	------------	------------
Core R&D	847	1,704	1,777
Amortisation and impairment of intangible assets	159	183	116
Major restructuring costs	29	35	5
Acquisition accounting and other	14	31	-
	------------	------------	------------
Total R&D	1,049	1,953	1,898
	------------	------------	------------

GSK's Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Quadrivalent flu vaccine was listed as approved last quarter and has been removed from the table.  We announced on 29 April that the collaboration with Impax over the development of IPX066 was terminated and this will be removed from the table next quarter.

At the R&D Late-Stage Pipeline Review on 3 December 2012, the following 14 assets were listed as expecting to deliver Phase III data during 2013 and 2014: Votrient (ovarian), MAGE-A3 (melanoma & NSCLC), Tykerb (breast, head & neck and gastric cancers), darapladib (atheroslorosis - event driven), Arzerra (first line and relapsed CLL), drisapersen (DMD), dabrafenib + trametinib combination use (metastatic melanoma), fluticasone furoate (asthma), mepolizumab (severe asthma), Benlysta subcutaneous (SLE), vercirnon (Crohn's disease), migalastat (Fabry's disease), Herpes Zoster vaccine (data are event driven and now expected in 2015) and dolutegravir-Trii (HIV).

Since Q1 2013, the following pipeline milestones have been achieved:

•	Filed for umeclidinium (UMEC) monotherapy in COPD in US and EU;
•	FDA approval of Breo Ellipta for COPD;
•	Data presented at ATS on Anoro, Breo and umeclidinium (UMEC) in COPD and fluticasone furoate (FF) in asthma;
•	GSK and Genmab announced top-line data from Arzerra COMPLEMENT-1 study;
•	FDA approval of Mekinist (trametinib) for unresectable or metastatic melanoma;
•	FDA approval of Tafinlar (dabrafenib) for unresectable or metastatic melanoma;
•	Data presented from Votrient study in advanced ovarian cancer at ASCO;
•	Data presented from Tykerb LOGIC study in gastric cancer at ASCO (did not meet primary endpoint);
•	Data presented from albiglutide HARMONY 1-5 studies at ADA;
•	FDA granted Breakthrough Therapy designation for drisapersen;
•	Positive opinion from EU CHMP for Tyverb dual blockade;
•	Positive opinion from EU CHMP for Tafinlar (dabrafenib) for unresectable or metastatic melanoma;
•	Filed for trametinib + dabrafenib in combination use in US;
•	Positive data received on the FLAMINGO dolutegravir study.

There are 8 filings of new drugs with regulators:
•	Relvar/Breo Ellipta (approved in US for COPD; filed in EU for asthma and COPD);
•	Mekinist (trametinib, MEK) (approved in US; filed in EU);
•	Tafinlar (dabrafenib, BRAF) (approved in US; filed in EU and positive CHMP opinion);
•	trametinib + dabrafenib in combination use (filed in US & EU);
•	Eperzan (albiglutide) (filed in US and EU);
•	Anoro Ellipta (UMEC/VI) COPD (filed in US and EU);
•	dolutegravir (filed in US and EU);
•	umeclidinium (LAMA) monotherapy in COPD (filed in US and EU).

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III	Top line results announced 29 May 2013 of Phase III study of Arzerra + chlorambucil in previously untreated CLL.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
Eperzan (albiglutide)	Type 2 diabetes	Filed Jan 2013	Filed Mar 2013	Data presented at American Diabetes Association conference 23 June 2013.
sirukumab	Rheumatoid arthritis	Ph III	Ph III
mepolizumab	Severe asthma	Ph III	Ph III
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Immuno-inflammation
vercirnon (1605786, CCX282)	Crohn's disease	Ph III	Ph III
Neurosciences		US	EU	News update in the quarter
IPX066	Parkinson's disease	n/a	n/a	Collaboration with Impax terminated.
Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C thrombocytopaenia	Approved Nov 2012	Filed May 2012
Votrient (pazopanib)	Ovarian	Ph III	Ph III	Data presented at ASCO conference 1 June 2013.
Tykerb/Tyverb	Metastatic breast cancer - dual blockade	Ph III	Filed Feb 2012	Positive opinion from EU CHMP on 27 June 2013.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III	Data presented at ASCO conference 3 June 2013 (did not meet primary endpoint).
Mekinist (trametinib, MEK inhibitor)	Metastatic melanoma	Approved May 2013	Filed Feb 2013	Approved by FDA 29 May 2013.
Tafinlar (dabrafenib, BRAF inhibitor)	Metastatic melanoma	Approved May 2013	Filed July 2012	Approved by FDA 29 May 2013. Positive opinion from EU CHMP on 27 June 2013.
trametinib + dabrafenib in combination use	Metastatic melanoma	Filed July 2013	Filed Feb 2013	Announced filing in US on 9 July 2013.
	Adjuvant melanoma	Ph III	Ph III
Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	COPD	Approved May 2013	Filed June 2012	Approved by FDA 10 May 2013. Japanese COPD licence application withdrawn due to insufficient data in Japanese population sub-group.
	Asthma	Ph III	Filed June 2012
Anoro Ellipta (umeclidinium bromide (UMEC) + vilanterol (VI))	COPD	Filed Dec 2012	Filed Jan 2013
umeclidinium bromide (UMEC)	COPD	Filed Apr 2013	Filed Apr 2013	Filed in EU 26 April 2013 and US 30 April 2013.
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III
drisapersen	Duchenne muscular dystrophy		Ph III	Announced that FDA had granted Breakthrough Therapy designation 27 June 2013.
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir, (S/GSK1349572)	HIV integrase inhibitor	Filed Dec 2012	Filed Dec 2012	Positive FLAMINGO data in-house.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group's results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Financial review & risk section' in the company's Annual Report 2012 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2012.

Contacts

UK Media enquiries:	David Mawdsley Simon Steel David Daley Catherine Hartley	+44 (0) 20 8047 5502 +44 (0) 20 8047 5502 +44 (0) 20 8047 5502 +44 (0) 20 8047 5502	(London) (London) (London) (London)

US Media enquiries:	Stephen Rea Kevin Colgan Melinda Stubbee Mary Anne Rhyne Sarah Alspach Jennifer Armstrong	+1 215 751 4394 +1 919 483 2933 +1 919 483 2510 +1 919 483 0492 +1 202 715 1048 +1 215 751 5664	(Philadelphia) (North Carolina) (North Carolina) (North Carolina) (Washington, DC) (Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi Lucy Budd Tom Curry Gary Davies James Dodwell Jeff McLaughlin	+44 (0) 20 8047 3289 +44 (0) 20 8047 2248 +1 215 751 5419 +44 (0) 20 8047 5503 +44 (0) 20 8047 2406 +1 215 751 7002	(London) (London) (Philadelphia) (London) (London) (Philadelphia)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the 'Group' - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline's website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Financial information

Income statements

	Q2 2013 £m	Q2 2012 (restated) £m	H1 2013 £m	H1 2012 (restated) £m
	------------	------------	------------	------------
TURNOVER	6,618	6,462	13,089	13,102

Cost of sales	(1,972)	(2,000)	(3,948)	(3,818)
	------------	------------	------------	------------
Gross profit	4,646	4,462	9,141	9,284

Selling, general and administration	(2,216)	(2,200)	(4,296)	(4,342)
Research and development	(1,049)	(924)	(1,953)	(1,898)
Royalty income	82	66	195	138
Other operating (expense)/income	(25)	309	(69)	545
	------------	------------	------------	------------
OPERATING PROFIT	1,438	1,713	3,018	3,727

Finance income	11	7	34	35
Finance expense	(197)	(191)	(400)	(387)
Profit on disposal of interest in associates and joint ventures	29	-	29	-
Share of after tax profits of associates and joint ventures	7	-	18	10
	------------	------------	------------	------------
PROFIT BEFORE TAXATION	1,288	1,529	2,699	3,385

Taxation	(204)	(226)	(586)	(709)
Tax rate %	15.8%	14.8%	21.7%	20.9%
	------------	------------	------------	------------
PROFIT AFTER TAXATION FOR THE PERIOD	1,084	1,303	2,113	2,676
	------------	------------	------------	------------

Profit attributable to non-controlling interests	39	65	107	130
Profit attributable to shareholders	1,045	1,238	2,006	2,546
	------------	------------	------------	------------
	1,084	1,303	2,113	2,676
	------------	------------	------------	------------

EARNINGS PER SHARE	21.5p	25.0p	41.4p	51.4p
	------------	------------	------------	------------

Diluted earnings per share	21.2p	24.7p	40.9p	50.6p
	------------	------------	------------	------------

Statement of comprehensive income
	Q2 2013 £m	Q2 2012 (restated) £m
	------------	------------
Profit for the period	1,084	1,303

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(164)	(233)
Fair value movements on available-for-sale investments	286	50
Deferred tax on fair value movements on available-for-sale investments	2	(1)
Reclassification of fair value movements on available-for-sale investments	(16)	(11)
Deferred tax reversed on reclassification of available-for-sale investments	1	6
Fair value movements on cash flow hedges	(2)	-
Deferred tax on fair value movements on cash flow hedges	1	-
Reclassification of cash flow hedges to income statement	1	-
Share of other comprehensive income of associates and joint ventures	11	-
	------------	------------
	120	(189)
	------------	------------
Items that will not be reclassified to income statement:
Actuarial losses on defined benefit plans	(162)	(1,061)
Deferred tax on actuarial movements in defined benefit plans	10	287
	------------	------------
	(152)	(774)
	------------	------------
Other comprehensive expense for the period	(32)	(963)
	------------	------------
Total comprehensive income for the period	1,052	340
	------------	------------

Total comprehensive income for the period attributable to:
Shareholders	1,037	289
Non-controlling interests	15	51
	------------	------------
	1,052	340
	------------	------------

Statement of comprehensive income
	H1 2013 £m	H1 2012 (restated) £m
	------------	------------
Profit for the period	2,113	2,676

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(89)	(107)
Fair value movements on available-for-sale investments	379	42
Deferred tax on fair value movements on available-for-sale investments	(1)	(6)
Reclassification of fair value movements on available-for-sale investments	(19)	(11)
Deferred tax reversed on reclassification of available-for-sale investments	1	6
Fair value movements on cash flow hedges	2	-
Deferred tax on fair value movements on cash flow hedges	-	(2)
Reclassification of cash flow hedges to income statement	(1)	-
Share of other comprehensive income of associates and joint ventures	10	30
	------------	------------
	282	(48)
	------------	------------
Items that will not be reclassified to income statement:
Actuarial gains/(losses) on defined benefit plans	559	(742)
Deferred tax on actuarial movements in defined benefit plans	(171)	201
	------------	------------
	388	(541)
	------------	------------
Other comprehensive income/(expense) for the period	670	(589)
	------------	------------
Total comprehensive income for the period	2,783	2,087
	------------	------------

Total comprehensive income for the period attributable to:
Shareholders	2,666	1,973
Non-controlling interests	117	114
	------------	------------
	2,783	2,087
	------------	------------

Pharmaceuticals and Vaccines turnover
Three months ended 30 June 2013

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		---------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,905	4	930	8	494	(2)	234	9	247	(3)
Avamys/Veramyst	60	(6)	12	(20)	23	5	17	6	8	(23)
Flixonase/Flonase	27	(13)	1	(50)	9	-	15	-	2	(60)
Flixotide/Flovent	202	5	124	12	29	(13)	14	-	35	3
Seretide/Advair	1,358	5	708	8	376	(1)	117	14	157	4
Serevent	33	(13)	12	-	14	(13)	1	-	6	(44)
Ventolin	160	7	69	18	32	-	44	-	15	-
Xyzal	24	(13)	-	-	-	-	5	50	19	(21)
Zyrtec	17	6	-	-	-	-	12	38	5	(20)
Other*	24	-	4	-	11	(8)	9	(17)	-	-

Anti-virals	158	(17)	5	(62)	17	(20)	87	(3)	49	(25)
Hepsera	31	(3)	-	-	-	-	24	(8)	7	13
Valtrex	55	(9)	9	-	7	(30)	10	11	29	(10)
Zovirax	20	-	-	-	5	(17)	8	-	7	29
Zeffix	55	(12)	4	-	3	(25)	44	(11)	4	(17)
Other*	(3)	<(100)	(8)	-	2	-	1	-	2	(100)

Central nervous system	373	(15)	103	(26)	90	(13)	87	7	93	(18)
Imigran/Imitrex	47	(8)	19	(14)	16	(11)	2	(50)	10	20
Lamictal	133	(8)	63	(18)	27	(10)	20	5	23	17
Requip	29	(30)	1	(83)	13	(37)	3	(25)	12	-
Seroxat/Paxil	79	(24)	-	-	15	(7)	21	-	43	(35)
Wellbutrin	24	15	4	-	13	8	8	14	(1)	<(100)
Other*	61	(18)	16	(50)	6	(17)	33	22	6	(29)

Cardiovascular and urogenital	594	2	335	-	136	-	79	7	44	14
Arixtra	45	(9)	13	(13)	21	(17)	9	14	2	100
Avodart	221	12	84	1	68	10	27	35	42	26
Coreg	33	(6)	33	(9)	-	-	-	-	-	-
Fraxiparine	61	-	-	-	38	(10)	24	20	(1)	-
Lovaza	161	-	161	-	-	-	-	-	-	-
Other*	73	(9)	44	10	9	25	19	(28)	1	<(100)

Metabolic	45	2	-	-	11	43	18	12	16	(23)
Other*	45	2	-	-	11	43	18	12	16	(23)

Anti-bacterials	309	1	8	75	87	(13)	199	9	15	(18)
Augmentin	150	-	-	-	45	(13)	99	11	6	(36)
Other*	159	2	8	75	42	(13)	100	6	9	-

Oncology and emesis	233	17	91	10	80	26	36	23	26	13
Arzerra	17	20	10	22	7	17	-	-	-	-
Promacta	45	53	19	38	13	50	5	67	8	83
Tyverb/Tykerb	53	(12)	15	(18)	21	(5)	11	(21)	6	-
Votrient	79	97	36	70	30	100	9	>100	4	>100
Other*	39	(31)	11	(45)	9	(18)	11	22	8	(60)

Dermatology	206	(3)	38	(37)	44	14	109	12	15	-
Bactroban	24	(20)	5	(62)	6	-	11	10	2	100
Duac	18	(22)	3	(73)	7	75	4	33	4	(20)
Other*	164	3	30	(17)	31	8	94	12	9	(8)

Rare diseases	127	21	29	53	32	(3)	12	20	54	24
Volibris	37	23	-	-	20	11	2	50	15	36
Flolan	28	(11)	7	(13)	5	(43)	-	-	16	-
Other*	62	45	22	100	7	-	10	13	23	42

Immuno-inflammation	38	>100	35	>100	2	-	-	-	1	-
Benlysta	38	>100	35	>100	2	-	-	-	1	-

Other pharmaceuticals*	196	14	2	100	37	-	97	(1)	60	33

Vaccines	786	-	214	14	264	5	247	(13)	61	(3)
Boostrix	68	16	41	8	19	38	5	67	3	(20)
Cervarix	46	(8)	2	100	13	(20)	25	19	6	(46)
Fluarix, FluLaval	7	40	2	100	(1)	50	5	-	1	-
Hepatitis	170	1	73	3	52	(4)	36	(3)	9	22
Infanrix, Pediarix	218	18	72	31	103	8	28	27	15	17
Rotarix	87	(8)	25	9	16	60	37	(23)	9	(29)
Synflorix	74	(31)	-	-	12	-	60	(37)	2	-
Other*	116	(2)	(1)	-	50	(2)	51	(7)	16	38
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	4,970	2	1,790	5	1,294	-	1,205	2	681	(3)
ViiV Healthcare (HIV)	339	(4)	----------	----------	----------	----------	----------	----------	----------	----------
	----------	----------
	5,309	1
	----------	----------

Pharmaceuticals and Vaccines turnover
Six months ended 30 June 2013

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		---------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	3,841	5	1,850	8	983	(2)	448	8	560	6
Avamys/Veramyst	140	8	23	(21)	40	3	33	14	44	32
Flixonase/Flonase	66	(7)	3	(67)	17	-	28	8	18	(5)
Flixotide/Flovent	415	6	253	13	62	(8)	29	7	71	(3)
Seretide/Advair	2,667	5	1,396	8	746	(1)	223	11	302	4
Serevent	66	(13)	25	(4)	28	(15)	2	100	11	(31)
Ventolin	322	5	145	13	65	-	85	-	27	-
Xyzal	76	28	-	-	-	-	9	13	67	30
Zyrtec	41	7	-	-	-	-	21	24	20	(4)
Other*	48	(6)	5	(20)	25	(13)	18	(10)	-	-

Anti-virals	341	(8)	22	(13)	33	(24)	175	(1)	111	(10)
Hepsera	58	(5)	-	-	-	-	45	(7)	13	-
Valtrex	110	(8)	20	27	14	(30)	19	12	57	(13)
Zovirax	41	(7)	1	(50)	10	(17)	17	-	13	-
Zeffix	112	(7)	7	17	6	(33)	91	(4)	8	(17)
Other*	20	(19)	(6)	<(100)	3	100	3	>100	20	(8)

Central nervous system	735	(12)	215	(19)	182	(12)	169	9	169	(17)
Imigran/Imitrex	95	-	41	11	33	(9)	4	-	17	(5)
Lamictal	266	(9)	129	(21)	55	(7)	39	8	43	20
Requip	60	(29)	3	(80)	28	(33)	7	-	22	(4)
Seroxat/Paxil	152	(20)	-	-	29	(3)	44	5	79	(32)
Wellbutrin	48	18	9	100	25	9	15	15	(1)	(100)
Other*	114	(10)	33	(27)	12	(29)	60	13	9	(20)

Cardiovascular and urogenital	1,152	(12)	648	(22)	269	-	150	6	85	16
Arixtra	94	(3)	30	(3)	44	(10)	17	23	3	-
Avodart	424	11	159	(1)	134	15	51	28	80	22
Coreg	66	(7)	65	(9)	-	-	-	-	1	-
Fraxiparine	113	(8)	-	-	71	(15)	43	5	(1)	-
Lovaza	309	(2)	308	(2)	-	-	-	-	1	-
Other*	146	(56)	86	(67)	20	5	39	(17)	1	(100)

Metabolic	90	19	1	>100	20	46	36	16	33	(22)
Other*	90	19	1	>100	20	46	36	16	33	(22)

Anti-bacterials	648	4	13	20	206	(7)	395	12	34	(12)
Augmentin	325	8	-	-	107	(5)	202	18	16	(11)
Other*	323	1	13	20	99	(9)	193	7	18	(13)

Oncology and emesis	454	20	179	17	159	26	67	15	49	24
Arzerra	38	41	20	11	18	100	-	-	-	-
Promacta	85	51	35	42	24	44	10	100	16	58
Tyverb/Tykerb	105	(13)	30	(15)	42	(9)	21	(22)	12	-
Votrient	150	>100	69	86	56	100	16	>100	9	>100
Other*	76	(25)	25	(33)	19	(27)	20	5	12	(40)

Dermatology	405	(4)	79	(35)	86	12	208	9	32	(10)
Bactroban	49	(18)	13	(46)	12	(8)	20	11	4	(25)
Duac	35	(31)	7	(74)	14	27	8	33	6	(14)
Other*	321	3	59	(15)	60	14	180	8	22	(7)

Rare diseases	240	17	56	34	63	(3)	21	11	100	24
Volibris	71	24	-	-	40	8	5	50	26	47
Flolan	55	(16)	14	(13)	10	(36)	-	-	31	(10)
Other*	114	38	42	64	13	-	16	-	43	50

Immuno-inflammation	67	>100	62	>100	4	>100	-	-	1	100
Benlysta	67	>100	62	>100	4	>100	-	-	1	100

Other pharmaceuticals*	337	(4)	1	-	56	(39)	183	(1)	97	23

Vaccines	1,466	(5)	360	7	501	5	472	(5)	133	(43)
Boostrix	114	7	62	5	32	24	9	13	11	(21)
Cervarix	86	(52)	3	50	28	(7)	42	21	13	(87)
Fluarix, FluLaval	22	83	6	>100	(2)	-	14	63	4	-
Hepatitis	309	(5)	127	(5)	98	(4)	60	(3)	24	(8)
Infanrix, Pediarix	396	14	110	19	199	5	56	56	31	3
Rotarix	167	(1)	52	6	27	35	68	(9)	20	(19)
Synflorix	164	(8)	-	-	24	15	137	(11)	3	-
Other*	208	(9)	-	-	95	2	86	(25)	27	44
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	9,776	-	3,486	(1)	2,562	(2)	2,324	5	1,404	(5)
ViiV Healthcare (HIV)	657	(5)	----------	----------	----------	----------	----------	----------	----------	----------
	----------	----------
	10,433	(1)
	----------	----------

ViiV Healthcare turnover
Three months ended 30 June 2013

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Combivir	27	(45)	6	19	10	(43)	9	(60)	2	(50)
Epivir	11	(21)	1	(6)	5	(34)	4	(8)	1	-
Epzicom/Kivexa	193	13	63	6	84	14	23	35	23	20
Selzentry	35	10	15	5	17	10	2	1	1	-
Trizivir	23	(24)	13	(16)	8	(22)	1	-	1	(100)
Other*	50	(14)	21	(23)	12	-	11	(15)	6	-
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	339	(4)	119	(4)	136	(1)	50	(17)	34	3
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------

Six months ended 30 June 2013

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Combivir	60	(29)	17	91	24	(33)	16	(52)	3	(33)
Epivir	22	(19)	4	17	9	(31)	6	(15)	3	(19)
Epzicom/Kivexa	362	10	124	3	161	10	36	39	41	13
Selzentry	72	18	28	4	32	10	4	>100	8	>100
Trizivir	47	(18)	27	(12)	17	(18)	1	(70)	2	(67)
Other*	94	(28)	45	(38)	24	(23)	16	(6)	9	(11)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	657	(5)	245	(7)	267	(3)	79	(11)	66	8
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------

*
All "Other" Pharmaceuticals and Vaccines product sales totalled £986 million and decreased 1% in the quarter and totalled
£1,891 million and decreased 11% in the half year.  Other pharmaceuticals turnover includes milestone income received from Theravance of £19 million in Q2 2013.

Balance sheet

	30 June 2013 £m	30 June 2012 (restated) £m	31 December 2012 (restated) £m
	------------	------------	------------
ASSETS
Non-current assets
Property, plant and equipment	8,973	8,663	8,776
Goodwill	4,499	3,722	4,359
Other intangible assets	10,276	7,674	10,161
Investments in associates and joint ventures	524	639	579
Other investments	1,238	731	787
Deferred tax assets	2,272	3,084	2,391
Derivative financial instruments	-	72	54
Other non-current assets	841	615	682
	------------	------------	------------
Total non-current assets	28,623	25,200	27,789
	------------	------------	------------
Current assets
Inventories	4,143	3,959	3,969
Current tax recoverable	90	79	103
Trade and other receivables	5,583	5,519	5,242
Derivative financial instruments	155	48	49
Liquid investments	72	204	81
Cash and cash equivalents	2,841	7,389	4,184
Assets held for sale	552	66	64
	------------	------------	------------
Total current assets	13,436	17,264	13,692
	------------	------------	------------
TOTAL ASSETS	42,059	42,464	41,481
	------------	------------	------------
LIABILITIES
Current liabilities
Short-term borrowings	(2,334)	(3,657)	(3,631)
Trade and other payables	(7,836)	(7,160)	(8,054)
Derivative financial instruments	(37)	(65)	(63)
Current tax payable	(1,308)	(1,653)	(1,374)
Short-term provisions	(962)	(2,867)	(693)
	------------	------------	------------
Total current liabilities	(12,477)	(15,402)	(13,815)
	------------	------------	------------
Non-current liabilities
Long term borrowings	(16,299)	(13,574)	(14,671)
Deferred tax liabilities	(1,025)	(824)	(1,004)
Pensions and other post-employment benefits	(2,899)	(3,793)	(3,121)
Other provisions	(497)	(478)	(699)
Derivative financial instruments	(2)	(1)	(2)
Other non-current liabilities	(1,589)	(607)	(1,432)
	------------	------------	------------
Total non-current liabilities	(22,311)	(19,277)	(20,929)
	------------	------------	------------
TOTAL LIABILITIES	(34,788)	(34,679)	(34,744)
	------------	------------	------------
NET ASSETS	7,271	7,785	6,737
	------------	------------	------------
EQUITY
Share capital	1,353	1,367	1,349
Share premium account	2,440	1,877	2,022
Retained earnings	414	2,040	642
Other reserves	2,205	1,757	1,787
	------------	------------	------------
Shareholders' equity	6,412	7,041	5,800

Non-controlling interests	859	744	937
	------------	------------	------------
TOTAL EQUITY	7,271	7,785	6,737
	------------	------------	------------

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2013 as previously reported	1,349	2,022	652	1,787	5,810	937	6,747
Prior year adjustment - IAS 19R			(10)		(10)		(10)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2013 as restated	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the period			2,006		2,006	107	2,113
Other comprehensive income for the period			278	382	660	10	670
			------------	------------	------------	------------	------------
Total comprehensive income for the period			2,284	382	2,666	117	2,783
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(198)	(198)
Dividends to shareholders			(1,938)		(1,938)		(1,938)
Changes in non-controlling interests			47		47	3	50
Shares issued	9	418			427		427
Ordinary shares purchased and cancelled or held as Treasury shares	(5)		(671)	5	(671)		(671)
Shares acquired by ESOP Trusts				(41)	(41)		(41)
Write-down on shares held by ESOP Trusts			(72)	72			-
Share-based incentive plans			122		122		122
	------------	------------	------------	------------	------------	------------	------------
At 30 June 2013	1,353	2,440	414	2,205	6,412	859	7,271
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2012 as previously reported	1,387	1,673	3,370	1,602	8,032	795	8,827
Prior year adjustment - IAS 19R			(13)		(13)		(13)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2012 as restated	1,387	1,673	3,357	1,602	8,019	795	8,814

Profit for the period			2,546		2,546	130	2,676
Other comprehensive (expense)/ income for the period			(601)	28	(573)	(16)	(589)
			------------	------------	------------	------------	------------
Total comprehensive income for the period			1,945	28	1,973	114	2,087
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(140)	(140)
Dividends to shareholders			(2,137)		(2,137)		(2,137)
Changes in non-controlling interests			11		11	(25)	(14)
Shares issued	5	204			209		209
Ordinary shares purchased and cancelled or held as Treasury shares	(25)		(1,108)	25	(1,108)		(1,108)
Consideration received for shares transferred by ESOP Trusts				18	18		18
Shares acquired by ESOP Trusts				(33)	(33)		(33)
Write-down on shares held by ESOP Trusts			(117)	117			-
Share-based incentive plans			89		89		89
	------------	------------	------------	------------	------------	------------	------------
At 30 June 2012	1,367	1,877	2,040	1,757	7,041	744	7,785
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement
Six months ended 30 June 2013

	H1 2013 £m	H1 2012 (restated) £m
	------------	------------
Profit after tax	2,113	2,676
Tax on profits	586	709
Share of after tax profits of associates and joint ventures	(18)	(10)
Profit on disposal of interest in associates	(29)	-
Net finance expense	366	352
Depreciation and other non-cash items	1,105	487
Increase in working capital	(335)	(197)
Decrease in other net liabilities	(200)	(538)
	------------	------------
Cash generated from operations	3,588	3,479
Taxation paid	(630)	(730)
	------------	------------
Net cash inflow from operating activities	2,958	2,749
	------------	------------
Cash flow from investing activities
Purchase of property, plant and equipment	(503)	(403)
Proceeds from sale of property, plant and equipment	22	14
Purchase of intangible assets	(239)	(211)
Proceeds from sale of intangible assets	104	826
Purchase of equity investments	(24)	(154)
Purchase of businesses, net of cash acquired	(205)	(56)
Proceeds from sale of equity investments	25	19
Investment in associates and joint ventures	(6)	(50)
Decrease/(increase) in liquid investments	15	(23)
Interest received	31	33
Dividends from associates and joint ventures	2	32
	------------	------------
Net cash (outflow)/inflow from investing activities	(778)	27
	------------	------------
Cash flow from financing activities
Proceeds from own shares for employee share options	-	18
Issue of share capital	426	209
Shares acquired by ESOP Trusts	(42)	(33)
Shares purchased and cancelled or held as Treasury shares	(366)	(1,067)
Purchase of non-controlling interests	(588)	(14)
Increase in long-term loans	1,913	3,053
Repayment of short-term loans	(2,371)	(619)
Net repayment of obligations under finance leases	(15)	(18)
Interest paid	(361)	(387)
Dividends paid to shareholders	(1,938)	(2,138)
Distributions to non-controlling interests	(198)	(154)
Other financing items	(13)	14
	------------	------------
Net cash outflow from financing activities	(3,553)	(1,136)
	------------	------------
(Decrease)/increase in cash and bank overdrafts in the period	(1,373)	1,640
	------------	------------

Cash and bank overdrafts at beginning of the period	3,906	5,605
Exchange adjustments	61	(36)
(Decrease)/increase in cash and bank overdrafts	(1,373)	1,640
	------------	------------
Cash and bank overdrafts at end of the period	2,594	7,209
	------------	------------
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	2,841	7,389
Overdrafts	(247)	(180)
	------------	------------
	2,594	7,209
	------------	------------

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.  Several minor product reclassifications between the Pharmaceuticals and Consumer Healthcare segments have been made with effect from 1 January 2013.  Comparative information has been restated accordingly.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment
	Q2 2013 £m	Q2 2012 (restated) £m	Growth CER%
	------------	------------	------------
USA	1,790	1,662	5
Europe	1,294	1,236	-
EMAP	1,205	1,165	2
Japan	383	484	(5)
ViiV Healthcare	339	346	(4)
Other trading and unallocated pharmaceuticals and vaccines	298	297	(1)
	------------	------------	------------
Pharmaceuticals and Vaccines	5,309	5,190	1
Consumer Healthcare	1,309	1,272	2
	------------	------------	------------
	6,618	6,462	2
	------------	------------	------------

Operating profit by segment
	Q2 2013 £m	Q2 2012 (restated) £m	Growth CER%
	------------	------------	------------
USA	1,262	1,121	10
Europe	725	653	5
EMAP	375	376	(1)
Japan	215	279	(3)
ViiV Healthcare	229	206	8
Pharmaceuticals R&D	(705)	(699)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(169)	(52)	>100
	------------	------------	------------
Pharmaceuticals and Vaccines	1,932	1,884	5
Consumer Healthcare	224	217	3
	------------	------------	------------
Segment profit	2,156	2,101	5
Corporate and other unallocated costs and disposal profits	(213)	(122)
	------------	------------	------------
Core operating profit	1,943	1,979	-
Non-core items	(505)	(266)
	------------	------------	------------
Total operating profit	1,438	1,713	(13)

Finance income	11	7
Finance costs	(197)	(191)
Profit on disposal of associates	29	-
Share of after tax profits of associates and joint ventures	7	-
	------------	------------	------------
Profit before taxation	1,288	1,529	(12)
	------------	------------	------------

Turnover by segment
	H1 2013 £m	H1 2012 (restated) £m	Growth CER%
	------------	------------	------------
USA	3,486	3,446	(1)
Europe	2,562	2,531	(2)
EMAP	2,324	2,214	5
Japan	830	1,033	(6)
ViiV Healthcare	657	680	(5)
Other trading and unallocated pharmaceuticals and vaccines	574	580	(2)
	------------	------------	------------
Pharmaceuticals and Vaccines	10,433	10,484	(1)
Consumer Healthcare	2,656	2,618	1
	------------	------------	------------
	13,089	13,102	-
	------------	------------	------------

Operating profit by segment
	H1 2013 £m	H1 2012 (restated) £m	Growth CER%
	------------	------------	------------
USA	2,455	2,380	1
Europe	1,424	1,325	4
EMAP	712	686	1
Japan	472	621	(8)
ViiV Healthcare	434	445	(4)
Pharmaceuticals R&D	(1,391)	(1,388)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(228)	(128)	>100
	------------	------------	------------
Pharmaceuticals and Vaccines	3,878	3,941	(3)
Consumer Healthcare	449	449	-
	------------	------------	------------
Segment profit	4,327	4,390	(3)
Corporate and other unallocated costs and disposal profits	(459)	(363)
	------------	------------	------------
Core operating profit	3,868	4,027	(5)
Non-core items	(850)	(300)
	------------	------------	------------
Total operating profit	3,018	3,727	(20)

Finance income	34	35
Finance costs	(400)	(387)
Profit on disposal of associates	29	-
Share of after tax profits of associates and joint ventures	18	10
	------------	------------	------------
Profit before taxation	2,699	3,385	(21)
	------------	------------	------------

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2012.

At 30 June 2013, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' below) was £0.6 billion (31 December 2012: £0.5 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

Significant developments since the Annual Report 2012 and for the quarter ended 30 June 2013 are as follows:

The Group has reached settlements in principle with the Attorneys General of eight states to resolve lawsuits relating to the development and marketing of Avandia, as well as the separate action brought by the Attorney General of the state of Louisiana relating to other of the Group's products.  The total settlement amount, $229 million, is within existing net provisions.

On 11 July 2013, the Ministry of Public Security (PSB) in China confirmed an ongoing investigation into alleged serious economic crimes by GSK China's pharmaceutical operations.  The Group is co-operating fully with the authorities in this enquiry.  It is not possible at this time to make a reliable estimate of the financial effect, if any, that could result from this matter.

Developments with respect to tax matters are described in 'Taxation' below.

Taxation
Transfer pricing and other issues are as previously described in the 'Taxation' note in the Annual Report 2012.  There have been no material changes to tax matters since the publication of the Annual Report.

In the quarter, tax on core profits amounted to £424 million and represented an effective tax rate of 24.0% (Q2 2012: 25.5%).  The charge for taxation on total profits amounted to £204 million and represented an effective tax rate of 15.8% (Q2 2012: 14.8%).

In H1 2013, tax on core profits amounted to £818 million and represented an effective tax rate of 23.2% (H1 2012: 25.7%).  The charge for taxation on total profits amounted to £586 million and represented an effective tax rate of 21.7% (H1 2012: 20.9%).

The expected core tax rate for the full year continues to be around 24%.  The Group's balance sheet at 30 June 2013 included a tax payable liability of £1,308 million and a tax recoverable asset of £90 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2013, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 'Interim financial reporting' and should be read in conjunction with the Annual Report 2012, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2012, except that IAS 19 (Revised) 'Employee benefits' has been applied from 1 January 2013 (see page 9).  Comparative information has been restated accordingly.  In addition, IFRS 10 'Consolidated financial statements', IFRS 11 'Joint arrangements', IFRS 12 'Disclosures of interests in other entities', IFRS 13 'Fair value measurement' and amendments to IAS 1 'Presentation of financial statements', IAS 28 'Investments in associates and joint ventures' and IFRS 7 'Financial instruments: Disclosures' have been implemented from 1 January 2013.  These revisions have not had a material impact on the results or financial position of the Group.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The balance sheet at 31 December 2012 has been derived from the full Group accounts published in the Annual Report 2012, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2013	Q2 2012	H1 2013	H1 2012	2012
	------------	------------	------------	------------	------------
Average rates:
US$/£	1.54	1.58	1.55	1.58	1.59
Euro/£	1.17	1.24	1.18	1.22	1.23
Yen/£	150	125	146	125	127

Period end rates:
US$/£	1.52	1.57	1.52	1.57	1.63
Euro/£	1.17	1.24	1.17	1.24	1.23
Yen/£	151	125	151	125	141

During Q2 2013 average Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen compared with the same period in 2012.  Similarly, during H1 2013 average Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen compared with the same period in 2012.

Period end Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen.

Weighted average number of shares
	Q2 2013 millions	Q2 2012 millions
	------------	------------
Weighted average number of shares - basic	4,855	4,945
Dilutive effect of share options and share awards	63	51
	------------	------------
Weighted average number of shares - diluted	4,918	4,996
	------------	------------

	H1 2013 millions	H1 2012 millions
	------------	------------
Weighted average number of shares - basic	4,844	4,954
Dilutive effect of share options and share awards	64	71
	------------	------------
Weighted average number of shares - diluted	4,908	5,025
	------------	------------

At 30 June 2013, 4,845 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,910 million shares at 30 June 2012.

Net assets
The book value of net assets increased by £534 million from £6,737 million at 31 December 2012 to £7,271 million at 30 June 2013.  This reflects a decrease in the pension deficit together with profits retained exceeding shares repurchased in the period.  At 30 June 2013, the net deficit on the Group's pension plans was £1,040 million compared with £1,312 million at 31 December 2012.  The decrease in the net deficit primarily arose from an increase in UK asset values together with an increase in the rates used to discount UK pension liabilities from 4.4% to 4.5% and US pension liabilities from 3.8% to 4.5%, partly offset by an increase in the UK inflation rate.

The carrying value of investments in associates and joint ventures at 30 June 2013 was £524 million, with a market value of £1,398 million.  Assets held for sale of £552 million at 30 June 2013 (31 December 2012: £64 million) included the anticoagulant and Lucozade/Ribena operations which are being held for divestment.

At 30 June 2013, the ESOP Trusts held 65 million GSK shares against the future exercise of share options and share awards.  The carrying value of £359 million has been deducted from other reserves.  The market value of these shares was £1,076 million.

During H1, GSK purchased £419 million of shares to be held as Treasury shares and in addition an accrual of £252 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation or held as Treasury shares during the period from 1 July to 24 July 2013.  At 30 June 2013, the company held 500.3 million Treasury shares at a cost of £6,943 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 June 2013 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer and outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 37.

Related party transactions
The Group's significant related parties are its joint ventures and associates as disclosed in the Annual Report 2012.

There were no material transactions with any of the Group's joint ventures and associates in H1 2013.  There were also no material transactions with Directors.

Business acquisitions
On 29 May 2013, GSK completed the acquisition of 100% of the issued share capital of Okairos AG.  Okairos AG. is a European based biopharmaceutical company focused on the development of a specific vaccine technology in the prophylactic and therapeutic fields.  Total consideration was £205 million, net of cash acquired.  This represented goodwill of £37 million, intangible assets of £190 million, a deferred tax liability of £23 million and other net assets of £1 million and included total fair value adjustments of £204 million.  These amounts are provisional and may be subject to change.  The goodwill arising on the acquisition of the business reflects the potential for business synergies and the value of the skilled workforce acquired.  The goodwill recognised is not expected to be deductible for income tax purposes.

The transaction has been accounted for using the acquisition accounting method. Acquisition costs expensed in H1 2013 arising on this acquisition amounted to £0.2 million.

Financial instruments' fair value disclosures
Certain of the Group's financial instruments are measured at fair value.  The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value.  Where possible, quoted prices in active markets are used (Level 1).  Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data.  If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
	------------	------------	------------	------------
Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	69	3	2	74
Other investments	1,021	-	217	1,238
Financial assets at fair value through profit or loss:
Other non-current assets	-	224	-	224
Derivatives designated as at fair value through profit or loss	-	45	-	45
Derivatives classified as held for trading under IAS 39	-	109	1	110
	------------	------------	------------	------------
	1,090	381	220	1,691
	------------	------------	------------	------------

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Other non-current liabilities	-	-	(831)	(831)
Derivatives designated as at fair value through profit or loss	-	(22)	-	(22)
Derivatives classified as held for trading under IAS 39	-	(16)	(1)	(17)
	------------	------------	------------	------------
	-	(38)	(832)	(870)
	------------	------------	------------	------------

Movements in the six months to 30 June 2013 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m
	------------	------------
At 1 January 2013	199	(711)
Losses recognised in the income statement	(11)	(121)
Gains recognised in other comprehensive income	3	-
Equity investment additions	20	-
Equity investment disposals	(2)	-
Exchange	11	-
	------------	------------
At 30 June 2013	220	(832)
	------------	------------

Net losses of £133 million and net gains of £2 million attributable to Level 3 financial instruments held at the end of the period were reported in other operating income and other comprehensive income respectively.

At 30 June 2013, financial liabilities measured using Level 3 valuation methods included £791 million of contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture.  This consideration is expected to be paid over a number of years and will vary in line with sales of dolutegravir and other compounds.  The financial liability is measured at the present value of expected future cash flows, the most significant inputs to the valuation model being future sales forecasts, market interest rates and probability of success in launching the product.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of this liability.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from change in key inputs
£m
------------
10% increase in sales forecasts	96
10% decrease in sales forecasts	(95)
1% increase in market interest rates	(60)
1% decrease in market interest rates	65

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level.  There were no transfers between the Level 1, Level 2 and Level 3 fair value measurement categories in the period.

The following methods and assumptions were used to measure the fair value of financial instruments carried at fair value on the balance sheet:
•
Liquid investments - based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•
Other investments - equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Contingent consideration for business acquisitions after 1 January 2010 - based on present value of expected future cash flows
•	Interest rate swaps and foreign exchange contracts - based on the present value of contractual cash flows using market-sourced data (exchange rates or interest rates) at the balance sheet date
•	Company-owned life insurance policies - based on cash surrender value

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2013		30 June 2012		31 December 2012
	---------------------------------		---------------------------------		---------------------------------
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
	------------	------------	------------	------------	------------	------------
Bonds in a designated hedging relationship	(3,450)	(3,743)	(5,123)	(5,481)	(3,279)	(3,619)
Other bonds	(13,815)	(15,113)	(11,804)	(13,847)	(12,876)	(14,951)
	------------	------------	------------	------------	------------	------------
	(17,265)	(18,856)	(16,927)	(19,328)	(16,155)	(18,570)
	------------	------------	------------	------------	------------	------------

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:
•	Cash and cash equivalents - approximates to the carrying amount
•	Short-term loans, overdrafts and commercial paper - approximates to the carrying amount because of the short maturity of these instruments
•
Long-term loans - based on quoted market prices in the case of the European and US Medium term notes and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Receivables and payables - approximates to the carrying amount
•	Lease obligations - approximates to the carrying amount

Reconciliation of cash flow to movements in net debt

	H1 2013 £m	H1 2012 £m
	------------	------------
Net debt at beginning of the period	(14,037)	(9,003)

(Decrease)/increase in cash and bank overdrafts	(1,373)	1,640
Cash (inflow)/outflow from liquid investments	(15)	23
Net increase in long-term loans	(1,913)	(3,053)
Net repayment of short-term loans	2,371	619
Net repayment of obligations under finance leases	15	18
Exchange adjustments	(760)	116
Other non-cash movements	(8)	2
	------------	------------
Increase in net debt	(1,683)	(635)
	------------	------------
Net debt at end of the period	(15,720)	(9,638)
	------------	------------

Core results reconciliations

The reconciliations between core results and total results for Q2 2013 and Q2 2012 and also H1 2013 and H1 2012 are set out below.

Income statement - Core results reconciliation Three months ended 30 June 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,618						6,618
Cost of sales	(1,818)	(109)		(45)			(1,972)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,800	(109)		(45)			4,646

Selling, general and administration	(2,092)			(99)	(24)	(1)	(2,216)
Research and development	(847)	(24)	(135)	(29)		(14)	(1,049)
Royalty income	82						82
Other operating income/(expense)						(25)	(25)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,943	(133)	(135)	(173)	(24)	(40)	1,438

Net finance costs	(183)			(1)		(2)	(186)

Profit on disposal of associates						29	29

Share of after tax profits of associates and joint ventures	7						7
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,767	(133)	(135)	(174)	(24)	(13)	1,288

Taxation	(424)	36	35	135		14	(204)
Tax rate %	24.0%						15.8%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,343	(97)	(100)	(39)	(24)	1	1,084
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	64					(25)	39

Profit attributable to shareholders	1,279	(97)	(100)	(39)	(24)	26	1,045
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	26.3p	(2.0)p	(2.1)p	(0.8)p	(0.5)p	0.6p	21.5p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,855						4,855
	------------						------------

Income statement - Core results reconciliation Three months ended 30 June 2012

	Core results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results (restated) £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,462						6,462
Cost of sales	(1,698)	(93)	(192)	(17)			(2,000)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,764	(93)	(192)	(17)			4,462

Selling, general and administration	(1,969)			(34)	(197)		(2,200)
Research and development	(882)	(23)	(16)	(3)			(924)
Royalty income	66						66
Other operating income						309	309
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,979	(116)	(208)	(54)	(197)	309	1,713

Net finance costs	(184)						(184)

Share of after tax profits of associates and joint ventures							-
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,795	(116)	(208)	(54)	(197)	309	1,529

Taxation	(457)	33	72	12	128	(14)	(226)
Tax rate %	25.5%						14.8%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,338	(83)	(136)	(42)	(69)	295	1,303
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	48					17	65

Profit attributable to shareholders	1,290	(83)	(136)	(42)	(69)	278	1,238
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	26.1p	(1.7)p	(2.7)p	(0.9)p	(1.4)p	5.6p	25.0p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,945						4,945
	------------						------------

Income statement - Core results reconciliation Six months ended 30 June 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	13,089						13,089
Cost of sales	(3,665)	(218)		(65)			(3,948)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	9,424	(218)		(65)			9,141

Selling, general and administration	(4,047)			(159)	(90)		(4,296)
Research and development	(1,704)	(49)	(134)	(35)		(31)	(1,953)
Royalty income	195						195
Other operating income/(expense)						(69)	(69)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	3,868	(267)	(134)	(259)	(90)	(100)	3,018

Net finance costs	(359)			(3)		(4)	(366)

Profit on disposal of associates						29	29

Share of after tax profits of associates and joint ventures	18						18
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	3,527	(267)	(134)	(262)	(90)	(75)	2,699

Taxation	(818)	73	35	78	12	34	(586)
Tax rate %	23.2%						21.7%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	2,709	(194)	(99)	(184)	(78)	(41)	2,113
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	132					(25)	107

Profit attributable to shareholders	2,577	(194)	(99)	(184)	(78)	(16)	2,006
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	53.2p	(4.0)p	(2.0)p	(3.8)p	(1.6)p	(0.4)p	41.4p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,844						4,844
	------------						------------

Income statement - Core results reconciliation Six months ended 30 June 2012

	Core results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results (restated) £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	13,102						13,102
Cost of sales	(3,417)	(172)	(192)	(37)			(3,818)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	9,685	(172)	(192)	(37)			9,284

Selling, general and administration	(4,019)			(93)	(230)		(4,342)
Research and development	(1,777)	(48)	(68)	(5)			(1,898)
Royalty income	138						138
Other operating income/(expense)						545	545
	------------	------------	------------	------------	------------	------------	------------
Operating profit	4,027	(220)	(260)	(135)	(230)	545	3,727

Net finance costs	(352)						(352)

Share of after tax profits of associates and joint ventures	10						10
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	3,685	(220)	(260)	(135)	(230)	545	3,385

Taxation	(946)	63	88	30	133	(77)	(709)
Tax rate %	25.7%						20.9%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	2,739	(157)	(172)	(105)	(97)	468	2,676
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	113					17	130

Profit attributable to shareholders	2,626	(157)	(172)	(105)	(97)	451	2,546
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	53.0p	(3.2)p	(3.5)p	(2.1)p	(1.9)p	9.1p	51.4p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,954						4,954
	------------						------------

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group are those described under the headings below in the 'Risk Factors' section of the 'Financial review & risk' of the Annual Report 2012.

Risk that R&D will not deliver commercially successful new products
Risks of failing to secure and protect intellectual property rights
Risk to the patient or consumer as a result of the failure by GSK, its contractors or suppliers to comply with good manufacturing practice regulations in commercial manufacturing or through inadequate governance of quality through product development
Risk of interruption of product supply
Risk that the Group may fail to secure adequate pricing/reimbursement for its products or existing regimes of pricing laws and regulations become more unfavourable
Risks arising from non-compliance with laws and regulations affecting the Group
Risk of exposure to various external political and economic conditions, as well as natural disaster that may impact the Group's performance and ability to achieve its objectives
Risks from alliances and acquisitions
Risk associated with financial reporting and disclosure and changes to accounting standards
Risk that as the Group's business models and tax law and practice change over time, the Group's existing tax policies and operating models are no longer appropriate, or that significant losses arise from treasury investments
Risk of failing to create a corporate environment opposed to corruption or failing to instil business practices that prevent corruption and comply with anti-corruption legislation
Risk of substantial adverse outcome of litigation and government investigations
Risk of ineffectively managing environment, health, safety, and sustainability ('EHSS') objectives and requirements
Risk from the Group's sale of products to a small number of wholesalers
Risk of exposing business critical or sensitive data due to inadequate data governance or information systems security

Directors' responsibility statement

The Board of Directors approved this document on 24 July 2013.

The directors confirm that to the best of their knowledge this unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in existence for the foreseeable future.  For this reason, they continue to adopt the going concern basis in preparing this Interim Management Report.

The directors of GlaxoSmithKline plc are as listed in the company's Annual Report 2012, except that Hans Wijers joined the Board on 1 April 2013 and Sir Crispin Davis retired from the Board at the AGM on 1 May 2013.

By order of the Board
Andrew Witty Chief Executive Officer 24 July 2013	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Introduction
We have been engaged by the company to review the condensed financial information in the results announcement for three and six months ended 30 June 2013, which comprises the income statement and statement of comprehensive income for the three and six months ended 30 June 2013, the balance sheet at 30 June 2013, the cash flow statement and statement of changes in equity for the six months ended 30 June 2013, accounting policies and basis of preparation and related notes on pages 34 to 42 (excluding the Pharmaceuticals, Vaccines and ViiV Healthcare turnover tables).  We have read the other information contained in the results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors' responsibilities
The results announcement is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed on page 38, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed financial information in the results announcement has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the results announcement based on our review.  This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the results announcement for the three and six months ended 30 June 2013 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
24 July 2013
London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 24, 2013

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc